Exhibit 99.1

YY Announced Huya Subsidiary Received Strategic Investment from Tencent

GUANGZHOU, China, March 8, 2018 -- YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a leading live streaming social media platform in China, today announced that HUYA Inc. (“Huya”), a majority-controlled subsidiary of YY, entered into definitive agreements for its series B equity financing with Tencent. The financing has been completed today. The total amount raised in this round is approximately US$461.6 million. After the completion of this transaction, YY maintains control over Huya. In connection with this around of financing, Tencent has also obtained a right, exercisable between the second and third anniversary of the closing date, to purchase additional Huya shares at fair market price to reach 50.1% of the voting power in Huya.

“We are very excited about Huya’s completion of series B equity financing from Tencent,” said Mr. David Xueling Li, Chairman and acting Chief Executive Officer of YY. “This investment will reinforce and solidify Huya as the leader in the fast-growing game live streaming market in China. Supported by Tencent’s strong capabilities in game development, distribution and operation, Huya will march into a new era of building and maintaining the largest game live streaming and e-sports community for young generations in China. Meanwhile, Huya remains a major asset of YY, continuously bringing significant value for YY shareholders.”

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real-time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the live streaming social media market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

YY Inc. Matthew Zhao Tel: +86 (20) 8212-0000 Email: IR@YY.com	ICR, Inc. Jack Wang Tel: (+1) 646 915-1611 Email: IR@YY.com